

FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES
CONSOLIDATED RESULTS FOR THE FOURTH QUARTER OF 2009

(Santiago, Chile, March 23, 2009) Madeco S.A. ("Madeco") (Public, OTC: MADKY; prior NYSE ticker: MAD) announced its consolidated financial results in IFRS from IASB[1] for the fourth quarter of 2009 which ended December 31, 2009. All figures are expressed in U.S. Dollars[2]. Historic financial information was calculated using the equivalent currency conversion for each amount on the corresponding date.

Madeco Highlights

➤ **For the fourth quarter of the year, the Company reported a net income of US$7,670 thousand, higher than the loss of US$88,803 thousand reported for the same period of 2008. The rise in profits derived mainly from the impairment applied to the Company's investment in Nexans in December 2008, after the implementation of the IFRS standards by the beginning of 2009. Along with this effect, the Company obtained higher earnings on exchange differences and higher operational income if both periods are compared.**

➤ **Revenues in 4Q09 increased by 11.7% compared to 4Q08, reaching US$88,186 thousand, explained by higher volumes sales (a rise of 3.0%) and upper prices of Company's raw materials (mainly copper and aluminum) in comparison with 4Q08. Profiles units reduced its volume sales by 24.5% (highly related to the Chilean construction industry), counterbalanced by the rise of 13.3% and 1.8% of Packaging and Brass Mills units respectively.**

➤ **Operating income in 4Q09 rose by US$12,791 thousand compared to 4Q08, reaching US$3,273 thousand. This is attributable to an upper gross margin of US$12,492 thousand and in a lesser extent to lower selling, general and administrative expenses of US$299 thousand. The increment in Gross Margin is explained by the cost reduction plans implemented in the subsidiaries of the Company, and by the impairment applied to the Brass Mills unit's inventories by the end of 2008 due to the abrupt drop in the market price of the copper (as consequence of the beginning of the worldwide financial crisis).**

➤ **By the end of 2009, cash and cash equivalents amounted to US$114,359 thousand compared to the initial balance of US$241,759 thousand. This is mainly explained by the dividend paid by the Company at the beginning of 2Q09, the gains obtained**

[1] From 2009 Madeco adopted the IFRS financial reporting standard for its financial statements. Historic data were accounted based on the same reporting standard.
[2] As part of the implementation of IFRS financial reporting standard, the Company defined the U.S Dollar as its "base currency".



by the subsidiaries of the Company during 2009, the dividend received from Nexans and the payment of the income tax of 2008.

➢ **In the light of interpretations of the new accounting standards (IFRS), the Company's investment in Peru (Peruplast S.A.), through Alusa S.A., has been recognized as a joint business. As a result and in accordance with the standard IAS 31, the financial statements of Madeco and its subsidiaries only consolidate the proportionality of that holding (50% in the case of Alusa S.A.). This implementation has also been made retroactively within the new IFRS presentation, so the financial statements of Madeco have been restated in the years 2009 and 2008 to reflect this change. Finally, it should be noted that this change in the treatment of the consolidation of the Company's investment in Peru, does not affect the earnings or net income of Madeco.**



1. Highlights of the Income Statement (Exhibits 1 and 2)

Net Income

Net income for 4Q09 of continuing operations of Madeco reached an increase of US$101,249 thousand (from a loss of US$93,457 to a gain of US$7,792 thousand), driven by the impairment applied in 2008 to Madeco's investment in Nexans, higher other incomes of the Company (financial incomes, exchange rate effects, etc.) and higher operational income. On the other hand, discontinued operations obtained lower net income of US$4,776 thousand if both quarters are compared.

Revenues

Revenues in 4Q09 were US$88,186 thousand, an 11.7% higher than the same quarter of 2008. The growth in consolidated revenues is mainly explained by higher prices of raw materials and raised volumes sales of 3.0%. The higher volume sales are explained by the increments derived from the Brass Mills and Packaging units.

Gross Margin

Gross margin in 4Q09 was US$14,583 thousand, upper than the US$2,091 thousand reported in 4Q08 as a result of higher revenues, costs reductions plans implemented by the Company and the impairment applied to copper inventories by the end of 4Q08.

Operating Income[3]

Operating income for 4Q09 amounted to US$3,273 thousand, from the loss of US$9,518 thousand obtained in the same period the year before. The increase of the operational income derived from the higher results obtained in the Packaging and Brass Mills units, and the reduction in Corporate expenses in 4Q09 compared to 4Q08.

Other Income (Loss)[4]

Considering financial results, exchange differences and other incomes non-related to operations; Madeco obtained a gain of US$8,346 thousand which compares favorably with the loss of US$89,688 thousands as of December 2008. As was mentioned before, the loss reached in 2008 is largely explained by the impairment applied to Nexans investment due to lower share price and to a lesser extent to a depressed exchange rate between Euro and U.S. dollar.

Income Tax

Income tax for continuing operations in December 2009 totaled US$3,814 thousand, compared to a credit of US$6,075 thousand of 2008, explained largely by the impairment applied to Company's Investment in Nexans by the end of 2008.

Minority Interest

While in 4Q09 the Company's minority interest charges (reflecting mainly the portion of earnings/losses corresponding to the participation of minority shareholders in the subsidiaries, Alusa and Indalum) amounted to US$13 thousand, in 4Q08 totalized US$326 thousand mainly as result of the lower profits obtained in Alusa.

[3] Estimated as the sum of: gross margin, R&D expenses, distribution costs, marketing and administrative expenses.
[4] Estimated as the sum of: Other income of operations, Equity in earning (losses) of related companies, Other general expenses of operations, Financial expenses, Price-level restatement, and Other Incomes (losses) & Others effects.



2. Analysis by Business Unit (Exhibits 3 to 6)

Packaging

Revenues climbed between 4Q09 and 4Q08 from US$34,871 thousand to US$43,775 thousand, as a result of upper volumes sold and increased selling prices. Volume sales for 4Q09 rose by 13.3% in comparison with sales obtained in 4Q08.

Compared to 4Q08, cost of sales increased by 16.4% in 4Q09 from US$29,972 thousand to US$34,883 thousand. Costs as percentage of sales varied from 86.0% to 79.7%.

Gross margin grew by 81.5% from US$4,899 thousand in 4Q08 to US$8,892 thousand in 4Q09, mainly due to the good performance of the Chilean and Argentinean subsidiaries, and to a lesser extent to the results of the Peruvian subsidiary.

Selling, general and administrative expenses amounted to US$3,483 thousand in 4Q09 a rise compared with the US$1,742 thousand of 4Q08. Higher expenses between both periods are explained by the appreciation of the U.S. dollar in 4Q08 against local currencies and in the case of Chile and Argentina, higher distribution costs derived from increased volumes sold.

Operating income in 4Q09 totaled US$5,409 thousand a better performance than the US$3,157 thousand obtained in 4Q08, attributable to the good performance of the Chilean and Argentinean subsidiaries counterbalanced by the minor drop obtained in the Peruvian facility.

Brass Mills

Revenues in 4Q09 reached to US$31,952 thousand, 53.1% higher than the US$20,870 thousand reported in 4Q08. This was due to increased volumes sold (increment of 1.8%) and higher LME copper price in 4Q09 compared to 4Q08.

Cost of sales rose by 14.3% as a result of higher volume sales and greater prices of copper. Nevertheless, this increment was balanced by an impairment applied to the inventories of the Company, as consequence of the abrupt decline in the price of copper by the end of 2008 (the average price of LME copper in December 2008 was 56.1% lower than the average price of September 2008).

Gross margin in December 2009 was US$2,208 thousand rather than the loss of US$5,143 thousand obtained in 2008, explained by the impairment applied to the Company's copper inventories in 2008 and to the implementation of plans to achieve higher operational efficiencies.

Selling, general and administrative expenses decreased by 37.5%, from US$5,042 thousand to US$3,152 thousand, derived mainly from lower distribution costs and other general administrative expenses.

Operating income totaled a loss of US$944 thousand in 4Q09 compared to the loss of US$10.185 thousand of 4Q08, due to a higher gross margin offset by lower selling, general and administrative expenses.



Profiles

Revenues in 4Q09 reached to US$12,459 thousand, 46.3% lower than the US$23,186 thousand reported in 4Q08. This was due to lower volumes sold (24.5%), reflecting the lower activity of the Chilean construction market, nevertheless this lower activity trend is expected to change in the forth coming quarters.

Cost of sales decreased by 57.0%, from US$20,851 thousand in 4Q08 to US$8,976 thousand in 4Q09 explained by lower volume sold, the efforts made by the Company to reduce production costs and a lower difference between inventories sold and market prices (inventories were adjusted to market price by the end of June 30, 2009).

Gross margin in December 2009 was US$3,483 thousands higher than the US$2,335 thousands of December 2008, as percentage over sales the ratio varied positively from 10.1% to 28.0%.

Selling, general and administrative expenses increased 40.5%, from US$2,481 thousand to US$3,487 thousand in 4Q09, attributable to lower exchange rate between both periods (depreciation of 26,3% of U.S. dollar against Chilean Peso in 4Q09) and higher administrative expenses (e.g. lawyers, consultancy fees, etc.).

Operating income for 4Q09 totaled a loss of US$4 thousand lower than the loss of US$146 thousand reported in 4Q08, due to higher gross margin, offset by the growth of selling, general and administrative expenses.

Corporate

This segment was created based on the interpretation of international accounting standards, due to the significance of the Company's investments (i.e. cash, time deposits and shares of Nexans received after the sale of the Wire & Cable unit). Along with other assets that were defined as investments (e.g. assets for lease).

As of December 31, 2009, this unit has no revenues. Selling, general and administrative expenses reflect mainly the Company's corporate expenses. Despite having a negative operating income, the unit obtained in the fourth quarter of 2009 approximately US$302 thousands as financial income (interest related to time deposits held by the Company, net from financial expenses).



3. Balance Sheet Analysis (Exhibit 7)

Assets

Total assets as of December 31, 2009 were US$727,824 thousand, 11.7% less than the US$824,448 thousand as of December 2008.

Current Assets of Continuing Operations
Amounted to US$307,388 thousand, a fall of 33.5% compared to December 31, 2008. This reduction is explained by the payment of the dividend (reduction in Cash and Cash Equivalents of US$127,341 thousand, net of interest received on time deposits and receipt of the dividend from Nexans) and lower inventories (US$15,676 thousand) mainly due to the Company's stock-reduction plans.

Non Current Assets
Amounted to US$418,020 thousand, a rise of 16.6% over 2008, mainly due to the increased value of the investment in Nexans because of a higher market value of its shares and a greater appreciation of the Euro against the U.S. dollar, compared to December 2008.

Other Assets (Non-current Assets Held for Sale and Discontinued Operations)
Amounted to US$2,416 thousand, less than the US$3,959 thousand at December 2008 due to the sale of machinery and equipment held for sale (fiber optic equipment) compensated by the higher balance of other assets.

Liabilities

Liabilities as of December 31, 2009 amounted to US$166,577 thousand, below the level of US$205,630 thousand at December 2008, due to the payment of income tax for 2008 (reduction in Accounts payable for current taxes), debt payment installments and to a lesser extent the recognition of the minimum dividend payment of Madeco (reduction in Other liabilities – dividends payable -).

Financial & Bank Debt
The Company's bank debt groups together its liabilities with Banks and financial institutions (interest-bearing) and liabilities related to leasing contracts of the Packaging unit, amounted to US$78,496 thousand at December 2009, representing a 6.7% reduction compared to the end of 2008, due to the effects of exchange rate variations on debt in currencies other than the control currency and borrowings during the year.



Shareholders' Equity Total equity at December 31, 2009 was US$561,247 thousand, representing a 9.3% reduction compared to the US$618,818 thousand at December 2008.

Paid Capital (Issued Capital)
The paid capital as of December 31, 2009 was US$400,938 thousand, US$12 thousand less that at December 2008.

Shares Portfolio (Own Shares in Portfolio)
The Company had no own shares in portfolio as of December 31, 2009. As of December 31, 2008, these amounted to US$18 thousand.

Other Reserves (Reserves)
These amounted to US$111,678 thousand at the end of 2009, superior to the balance of US$64,074 thousand at the end of 2008, mainly explained by the effect of the valuation of the investment in Nexans (appreciation of the Euro against the U.S. dollar and higher market value of the Nexans share).

Minority Interest
These totaled US$19,721 thousand at the end of December 2009, compared to US$18,055 thousand at the end of 2008, due to variations in Madeco's companies that have minority shareholders (Alusa and Indalum). These variations are mainly explained by the larger earnings generated by companies in the Packaging unit.

Retained Earnings / (Accumulated Losses)
Retained earnings amounted to US$28,910 thousand at December 2009, compared to US$135,757 thousand at December 2008. The reduction was the result of the payment of the Company's dividend for the year 2008, net of the effects of the net income for 2009.

For further information contact:
Jose Luis Valdes
Investor Relations
Tel.   : (56 2) 520-1388
Fax   : (56 2) 520-1158
E-mail   : ir@madeco.cl
Web Site   : www.madeco.cl/ingles
****

Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Peru, and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation to changes in the Company's strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.



Exhibit 1: Consolidated Income Statement
(Fourth Quarter)

	Thousand of US$		
	4Q08	4Q09	% Variation
Revenues	78,927	88,186	11.7%
COGS	(76,836)	(73,603)	-4.2%
Gross Margin	2,091	14,583	597.4%
SG&A	(11,609)	(11,310)	-2.6%
Operating Income	**(9,518)**	3,273	**-134.4%**
Other income of operations	4,366	11,258	157.9%
Equity in earning (losses) of related companies	-	-	0.0%
Other general expenses of operations	(1,043)	(198)	-81.0%
Financial expenses	(2,904)	(1,456)	-49.9%
Price-level restatement	(22,493)	95	-100.4%
Other Incomes (losses) & Others effects	(67,614)	(1,353)	-98.0%
Income (Loss) before income taxes	**(99,206)**	**11,619**	**-111.7%**
Income tax	6,075	(3,814)	-162.8%
Income (Loss) form continued operations	**(93,131)**	**7,805**	-108.4%
Income (Loss) form discontinued operations	4,654	(122)	-102.6%
Net Income (Loss)	**(88,477)**	**7,683**	**-108.7%**
Net Income (Loss) attributable to minority interest	326	13	-96.0%
Net Income (Loss) attributable to controller	**(88,803)**	**7,670**	**-108.6%**
Gross Margin / Revenues	*2.6%*	*16.5%*	
SG&A / Revenues	*14.7%*	*12.8%*	
Operating Income / Revenues	*-12.1%*	*3.7%*	

Exhibit 2: Consolidated Income Statement
(YTD December)

	Thousand of US$		
	YTD Dec 08	YTD Dec 09	% Variation
Revenues	384,287	316,472	-17.6%
COGS	(336,892)	(264,571)	-21.5%
Gross Margin	**47,395**	**51,901**	**9.5%**
SG&A	(43,242)	(41,148)	-4.8%
Operating Income	**4,153**	**10,753**	**158.9%**
Other income of operations	6,557	23,131	252.8%
Equity in earning (losses) of related companies	-	-	0.0%
Other general expenses of operations	(3,141)	(3,741)	19.1%
Financial expenses	(12,524)	(6,169)	-50.7%
Price-level restatement	(24,567)	10,938	-144.5%
Other Incomes (losses) & Others effects	(67,614)	(3,947)	-94.2%
Income (Loss) before income taxes	**(97,136)**	**30,965**	**-131.9%**
Income tax	(1,036)	1,302	-225.7%
Income (Loss) form continued operations	**(98,172)**	**32,267**	-132.9%
Income (Loss) form discontinued operations	213,077	53	-100.0%
Net Income (Loss)	**114,905**	**32,320**	**-71.9%**
Net Income (Loss) attributable to minority interest	1,786	2,863	60.3%
Net Income (Loss) attributable to controller	**113,119**	**29,457**	**-74.0%**
Gross Margin / Revenues	*12.3%*	*16.4%*	
SG&A / Revenues	*11.3%*	*13.0%*	
Operating Income / Revenues	*1.1%*	*3.4%*	



Exhibit 3: EBITDA by Business Unit
(Fourth Quarter)

4Q08

Thousand of US$	Corporate	Brass Mills	Packaging	Profiles	Total
Revenues	-	20,870	34,871	23,186	78,927
COGS	-	(26,013)	(29,972)	(20,851)	(76,836)
Gross Income	-	(5,143)	4,899	2,335	2,091
SG&A	(2,344)	(5,042)	(1,742)	(2,481)	(11,609)
Operating Income	(2,344)	(10,185)	3,157	(146)	(9,518)
EBITDA	(2,478)	(9,660)	4,707	867	(6,564)
Gross Margin	N/A	-24.6%	14.0%	10.1%	2.6%
SG&A / Sales	N/A	24.2%	5.0%	10.7%	14.7%
EBITDA Margin	N/A	-46.3%	13.5%	3.7%	-8.3%
Segment Contribution					
% Revenues	0.0%	26.4%	44.2%	29.4%	100.0%
% EBITDA	37.8%	147.2%	-71.7%	-13.2%	100.0%

4Q09

Thousand of US$	Corporate	Brass Mills	Packaging	Profiles	Total
Revenues	-	31,952	43,775	12,459	88,186
COGS	-	(29,744)	(34,883)	(8,976)	(73,603)
Gross Income	-	2,208	8,892	3,483	14,583
SG&A	(1,188)	(3,152)	(3,483)	(3,487)	(11,310)
Operating Income	(1,188)	(944)	5,409	(4)	3,273
EBITDA	(1,176)	(325)	7,190	872	6,561
Gross Margin	N/A	6.9%	20.3%	28.0%	16.5%
SG&A / Sales	N/A	9.9%	8.0%	28.0%	12.8%
EBITDA Margin	N/A	-1.0%	16.4%	7.0%	7.4%
Segment Contribution					
% Revenues	0.0%	36.2%	49.6%	14.1%	100.0%
% EBITDA	-17.9%	-5.0%	109.6%	13.3%	100.0%

2009 versus 2008

% change	Corporate	Brass Mills	Packaging	Profiles	Total
Revenues	0.0%	53.1%	25.5%	-46.3%	11.7%
COGS	0.0%	14.3%	16.4%	-57.0%	-4.2%
Gross Income	0.0%	-142.9%	81.5%	49.2%	597.4%
SG&A	-49.3%	-37.5%	99.9%	40.5%	-2.6%
Operating Income	-49.3%	-90.7%	71.3%	-97.3%	-134.4%
EBITDA	-52.5%	-96.6%	52.8%	0.6%	-200.0%



Exhibit 4: EBITDA by Business Unit
(YTD December)

YTD Dec 08

Thousand of US$	Corporate	Brass Mills	Packaging	Profiles	Total
Revenues	-	146,922	157,242	80,123	384,287
COGS	-	(139,862)	(129,945)	(67,085)	(336,892)
Gross Income	-	7,060	27,297	13,038	47,395
SG&A	(6,017)	(16,576)	(9,928)	(10,721)	(43,242)
Operating Income	(6,017)	(9,516)	17,369	2,317	4,153
EBITDA	(5,972)	(6,201)	23,998	5,617	17,442
Gross Margin	N/A	4.8%	17.4%	16.3%	12.3%
SG&A / Sales	N/A	11.3%	6.3%	13.4%	11.3%
EBITDA Margin	N/A	-4.2%	15.3%	7.0%	4.5%
Segment Contribution					
% Revenues	0.0%	38.2%	40.9%	20.8%	100.0%
% EBITDA	-34.2%	-35.6%	137.6%	32.2%	100.0%

YTD Dec 09

Thousand of US$	Corporate	Brass Mills	Packaging	Profiles	Total
Revenues	-	106,902	160,557	49,013	316,472
COGS	-	(93,821)	(127,770)	(42,980)	(264,571)
Gross Income	-	13,081	32,787	6,033	51,901
SG&A	(5,535)	(11,193)	(11,921)	(12,499)	(41,148)
Operating Income	(5,535)	1,888	20,866	(6,466)	10,753
EBITDA	(5,490)	5,152	27,855	(3,021)	24,496
Gross Margin	N/A	12.2%	20.4%	12.3%	16.4%
SG&A / Sales	N/A	10.5%	7.4%	25.5%	13.0%
EBITDA Margin	N/A	4.8%	17.3%	-6.2%	7.7%
Segment Contribution					
% Revenues	0.0%	33.8%	50.7%	15.5%	100.0%
% EBITDA	-22.4%	21.0%	113.7%	-12.3%	100.0%

2009 versus 2008

% change	Corporate	Brass Mills	Packaging	Profiles	Total
Revenues	0.0%	-27.2%	2.1%	-38.8%	-17.6%
COGS	0.0%	-32.9%	-1.7%	-35.9%	-21.5%
Gross Income	0.0%	85.3%	20.1%	-53.7%	9.5%
SG&A	-8.0%	-32.5%	20.1%	16.6%	-4.8%
Operating Income	-8.0%	-119.8%	20.1%	-379.1%	158.9%
EBITDA	-8.1%	-183.1%	16.1%	-153.8%	40.4%



Exhibit 5: EBITDA by Business Unit and Country
(Fourth Quarter)

| | 4Q08 | | | | | | 4Q09 | | | | | |
| | Thousand of US$ | | | | | | Thousand of US$ | | | | | |
	Chile					Corporate	Chile					Corporate
Tons (Third parties)	0					0	0					0
Tons (Intercompany)	0					0	0					0
Tons (Total)	**0**					**0**	**0**					**0**
Revenues (Third parties)	0					0	0					0
Revenues (Intercompany)	0					0	0					0
Total revenues	**0**					**0**	**0**					**0**
COGS	0					0	0					0
Gross Income	**0**					**0**	**0**					**0**
SG&A	(2,344)					(2,344)	(1,188)					(1,188)
Operating Income	(2,344)					(2,344)	(1,188)					(1,188)
EBITDA	(2,478)					(2,478)	(1,176)					(1,176)
Gross Margin	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA Margin	-	-	-	-	-	-	-	-	-	-	-	-
	Chile	Peru	Argentina		Interco.	Packaging	Chile	Peru	Argentina		Interco.	Packaging
Tons (Third parties)	2,681	2,942	1,479		0	7,102	2,936	2,924	2,188		0	8,047
Tons (Intercompany)	31	10	68		(109)	0	259	113	84		(456)	0
Tons (Total)	**2,713**	**2,951**	**1,547**		**(109)**	**7,102**	**3,195**	**3,037**	**2,272**		**(456)**	**8,047**
Revenues (Third parties)	10,677	14,205	9,989		0	34,871	17,424	12,873	13,478		0	43,775
Revenues (Intercompany)	179	0	0		(179)	0	1,437	0	0		(1,437)	0
Total revenues	**10,856**	**14,205**	**9,989**		**(179)**	**34,871**	**18,861**	**12,873**	**13,478**		**(1,437)**	**43,775**
COGS	(10,178)	(11,067)	(8,835)		108	(29,972)	(15,462)	(9,577)	(11,297)		1,453	(34,883)
Gross Income	**678**	**3,138**	**1,154**		**(71)**	**4,899**	**3,399**	**3,296**	**2,181**		**16**	**8,892**
SG&A	(326)	(751)	(601)		(64)	(1,742)	(1,491)	(972)	(1,009)		(11)	(3,483)
Operating Income	352	2,387	553		(135)	3,157	1,908	2,324	1,172		5	5,409
EBITDA	942	2,737	1,164		(136)	4,707	2,732	2,765	1,676		17	7,190
Gross Margin	6.2%	22.1%	11.6%	-	-	14.0%	18.0%	25.6%	16.2%	-	-	20.3%
EBITDA Margin	8.7%	19.3%	11.7%	-	-	13.5%	14.5%	21.5%	12.4%	-	-	16.4%
	Chile	Coin Blanks	Argentina		Interco.	Brass Mills	Chile	Coin Blanks	Argentina		Interco.	Brass Mills
Tons (Third parties)	3,125	116	356		0	3,597	3,302	13	347		0	3,662
Tons (Intercompany)	0	0	0		0	0	156	11	0		(167)	0
Tons (Total)	**3,125**	**116**	**356**		**0**	**3,597**	**3,458**	**24**	**347**		**(167)**	**3,662**
Revenues (Third parties)	17,196	3,804	(130)		0	20,870	26,965	2,061	2,926		0	31,952
Revenues (Intercompany)	1,963	0	0		(1,963)	0	1,054	0	0		(1,054)	0
Total revenues	**19,159**	**3,804**	**(130)**		**(1,963)**	**20,870**	**28,019**	**2,061**	**2,926**		**(1,054)**	**31,952**
COGS	(22,337)	(3,741)	(1,705)		1,770	(26,013)	(26,558)	(1,668)	(2,340)		822	(29,744)
Gross Income	**(3,178)**	**63**	**(1,835)**		**(193)**	**(5,143)**	**1,461**	**393**	**586**		**(232)**	**2,208**
SG&A	(2,755)	(1,460)	(826)		(1)	(5,042)	(2,120)	(229)	(803)		0	(3,152)
Operating Income	(5,933)	(1,397)	(2,661)		(194)	(10,185)	(659)	164	(217)		(232)	(944)
EBITDA	(5,419)	(1,397)	(2,661)		(183)	(9,660)	(134)	295	(289)		(197)	(325)
Gross Margin	-16.6%	1.7%	1411.5%	-	-	-24.6%	5.2%	19.1%	20.0%	-	-	6.9%
EBITDA Margin	-28.3%	-36.7%	2046.9%	-	-	-46.3%	-0.5%	14.3%	-9.9%	-	-	-1.0%
	Chile					Profiles	Chile					Profiles
Tons (Third parties)	2,519					2,519	1,901					1,901
Tons (Intercompany)	0					0	0					0
Tons (Total)	**2,519**					**2,519**	**1,901**					**1,901**
Revenues (Third parties)	23,186					23,186	12,459					12,459
Revenues (Intercompany)	0					0	0					0
Total revenues	**23,186**					**23,186**	**12,459**					**12,459**
COGS	(20,851)					(20,851)	(8,976)					(8,976)
Gross Income	**2,335**					**2,335**	**3,483**					**3,483**
SG&A	(2,481)					(2,481)	(3,487)					(3,487)
Operating Income	(146)					(146)	(4)					(4)
EBITDA	867					867	872					872
Gross Margin	10.1%	-	-	-	-	10.1%	28.0%	-	-	-	-	28.0%
EBITDA Margin	3.7%	-	-	-	-	3.7%	7.0%	-	-	-	-	7.0%



Exhibit 6: EBITDA by Business Unit and Country
(YTD December)

	YTD Dec 08 Thousand of US$							YTD Dec 09 Thousand of US$						
	Chile						Corporate	Chile						Corporate
Tons (Third parties)	0						0	0						0
Tons (Intercompany)	0						0	0						0
Tons (Total)	**0**						**0**	**0**						**0**
Revenues (Third parties)	0						0	0						0
Revenues (Intercompany)	0						0	0						0
Total revenues	**0**						**0**	**0**						**0**
COGS	0						0	0						0
Gross Income	**0**						**0**	**0**						**0**
SG&A	(6,017)						(6,017)	(5,535)						(5,535)
Operating Income	**(6,017)**						**(6,017)**	**(5,535)**						**(5,535)**
EBITDA	**(5,972)**						**(5,972)**	**(5,490)**						**(5,490)**
Gross Margin	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA Margin	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Chile	Peru	Argentina			Interco.	Packaging	Chile	Peru	Argentina			Interco.	Packaging
Tons (Third parties)	12,309	10,977	6,776			0	30,062	11,751	10,867	7,902			0	30,520
Tons (Intercompany)	140	45	523			(708)	0	426	212	84			(722)	0
Tons (Total)	**12,449**	**11,022**	**7,299**			**(708)**	**30,062**	**12,178**	**11,078**	**7,986**			**(722)**	**30,520**
Revenues (Third parties)	62,287	50,337	44,618			0	157,242	65,162	47,016	48,379			0	160,557
Revenues (Intercompany)	2,932	0	0			(2,932)	0	3,422	0	0			(3,422)	0
Total revenues	**65,219**	**50,337**	**44,618**			**(2,932)**	**157,242**	**68,584**	**47,016**	**48,379**			**(3,422)**	**160,557**
COGS	(54,603)	(40,743)	(37,423)			2,824	(129,945)	(55,872)	(34,863)	(40,456)			3,421	(127,770)
Gross Income	**10,616**	**9,594**	**7,195**			**(108)**	**27,297**	**12,712**	**12,153**	**7,923**			**(1)**	**32,787**
SG&A	(3,815)	(2,758)	(3,289)			(66)	(9,928)	(5,163)	(3,227)	(3,523)			(8)	(11,921)
Operating Income	**6,801**	**6,836**	**3,906**			**(174)**	**17,369**	**7,549**	**8,926**	**4,400**			**(9)**	**20,866**
EBITDA	**9,652**	**8,791**	**5,729**			**(174)**	**23,998**	**10,698**	**10,769**	**6,339**			**49**	**27,855**
Gross Margin	*16.3%*	*19.1%*	*16.1%*	-	-	-	*17.4%*	*18.5%*	*25.8%*	*16.4%*	-	-	-	*20.4%*
EBITDA Margin	*14.8%*	*17.5%*	*12.8%*	-	-	-	*15.3%*	*15.6%*	*22.9%*	*13.1%*	-	-	-	*17.3%*
	Chile	Coin Blanks	Argentina			Interco.	Brass Mills	Chile	Coin Blanks	Argentina			Interco.	Brass Mills
Tons (Third parties)	15,329	273	1,868			0	17,470	13,056	67	1,559			0	14,681
Tons (Intercompany)	1,879	27	14			(1,920)	0	1,146	11	0			(1,157)	0
Tons (Total)	**17,208**	**300**	**1,882**			**(1,920)**	**17,470**	**14,202**	**78**	**1,559**			**(1,157)**	**14,681**
Revenues (Third parties)	108,617	15,335	22,970			0	146,922	85,950	9,363	11,589			0	106,902
Revenues (Intercompany)	41,204	0	0			(41,204)	0	5,218	1,286	0			(6,504)	0
Total revenues	**149,821**	**15,335**	**22,970**			**(41,204)**	**146,922**	**91,168**	**10,649**	**11,589**			**(6,504)**	**106,902**
COGS	(145,023)	(13,757)	(22,849)			41,767	(139,862)	(83,753)	(6,856)	(9,578)			6,366	(93,821)
Gross Income	**4,798**	**1,578**	**121**			**563**	**7,060**	**7,415**	**3,793**	**2,011**			**(138)**	**13,081**
SG&A	(11,186)	(2,134)	(3,243)			(13)	(16,576)	(7,062)	(1,396)	(2,735)			0	(11,193)
Operating Income	**(6,388)**	**(556)**	**(3,122)**			**550**	**(9,516)**	**353**	**2,397**	**(724)**			**(138)**	**1,888**
EBITDA	**(3,920)**	**(157)**	**(2,528)**			**404**	**(6,201)**	**2,685**	**2,921**	**(380)**			**(74)**	**5,152**
Gross Margin	*3.2%*	*10.3%*	*0.5%*	-	-	-	*4.8%*	*8.1%*	*35.6%*	*17.4%*	-	-	-	*12.2%*
EBITDA Margin	*-2.6%*	*-1.0%*	*-11.0%*	-	-	-	*-4.2%*	*2.9%*	*27.4%*	*-3.3%*	-	-	-	*4.8%*
	Chile						Profiles	Chile						Profiles
Tons (Third parties)	10,819						10,819	8,003						8,003
Tons (Intercompany)	0						0	0						0
Tons (Total)	**10,819**						**10,819**	**8,003**						**8,003**
Revenues (Third parties)	80,123						80,123	49,013						49,013
Revenues (Intercompany)	0						0	0						0
Total revenues	**80,123**						**80,123**	**49,013**						**49,013**
COGS	(67,085)						(67,085)	(42,980)						(42,980)
Gross Income	**13,038**						**13,038**	**6,033**						**6,033**
SG&A	(10,721)						(10,721)	(12,499)						(12,499)
Operating Income	**2,317**						**2,317**	**(6,466)**						**(6,466)**
EBITDA	**5,617**						**5,617**	**(3,021)**						**(3,021)**
Gross Margin	*16.3%*	-	-	-	-	-	*16.3%*	*12.3%*	-	-	-	-	-	*12.3%*
EBITDA Margin	*7.0%*	-	-	-	-	-	*7.0%*	*-6.2%*	-	-	-	-	-	*-6.2%*



Exhibit 7: Consolidated Balance Sheet

	Thousand of US$ (1)	
	YTD Dic 08	**YTD Dec 09**
Cash & cash equivalents	241,675	114,334
Accounts receivable short term	80,270	80,168
Accounts receivable from related companies short term	395	392
Inventories	76,045	60,369
Hedging Assets, current	1,756	393
Prepaid expenses and others	1,520	5,498
Accounts receivable from current taxes	18,673	12,803
Other current assets	41,695	33,431
Current Assets from Continuing Operations	**462,029**	**307,388**
Non-current assets and groups in disappropriation held for sale	3,959	2,416
Total Current Assets	**465,988**	**309,804**
Financial assets for sale, non-current	151,830	205,514
Property, plant and equipment	170,279	169,447
Trade debtors and other receivables, net, non-current	278	191
Intangible Assets, Net	1,811	2,940
Investment Properties	5,842	5,454
Deferred tax assets	17,825	17,070
Hedging assets, non-current	-	-
Others	10,595	17,404
Total Non-Current Assets	**358,460**	**418,020**
	-	-
ASSETS	**824,448**	**727,824**
Interest-bearing loans, current	44,555	51,101
Other financial liabilities, current	2,243	2,491
Trade accounts payable and other accounts payable, current	28,396	33,438
Accounts payable to related companies, current	694	18
Provisions, current	7,107	9,115
Payable accounts of current Tax	36,614	1,512
Other liabilities, current	16,405	10,293
Deferred revenue, current	780	818
Post employment benefit obligation, current	4,415	5,660
Hedging Liabilities, current	32	1,155
Total current liabilities from continuing operations	**141,241**	**115,601**
Included liabilities in groups in disappropriation held for sale	2	-
Total Current Liabilities	**141,243**	**115,601**
Interest-bearing loans, non-current	26,954	14,489
Other financial liabilities, non current	10,350	10,415
Provisions, Non-current	268	296
Deferred tax liabilities	19,758	16,842
Post employment benefit obligation, non-current	6,006	8,323
Hedging liabilities, non-current	1,051	610
Other	-	1
Total Non-Current Liabilities	**64,387**	**50,976**
Issued Capital	400,950	400,938
Shares Portfolio	(18)	-
Other Reserves	64,074	111,678
Accumulate results (losses)	135,757	28,910
Equity Attributable to Controller	**600,763**	**541,526**
Minority Interest	18,055	19,721
Total Shareholders' Equity	**618,818**	**561,247**
LIABILITIES AND SHAREHOLDERS' EQUITY	**824,448**	**727,824**

1 Exchange rate on December 31 2009 US$1.00 = 507.1

1 Exchange rate on December 31 2008 US$1.00 = 636.45



Exhibit 8: Consolidated Statement of Cash Flow

	Thousand of US$ (1)	
	YTD Dec 08	YTD Dec 09
Amounts Collected from Customers	1,356,798	374,941
Payments to Suppliers	(1,224,290)	(294,817)
Compensation Paid	(61,752)	(40,752)
Payments related to Restructuring Plans	-	(723)
Payments received and transmitted by Value Added Tax	(6,075)	1,399
Other receipts (payments)	10,626	3,025
Total cash flow by (Used in) Operations	**75,307**	**43,073**
Amounts received as dividends, Classifieds as Operation	-	7,360
Amounts received as interest, Classifieds as Operation	7,076	4,710
Interest payments Classified as Operations	(16,071)	(6,225)
Amounts Received by Income Tax Returned	-	761
Payments for Income Tax	(15,806)	(25,579)
Other inputs (outputs) from Other Operating Activities	27,366	1,802
Total cash flow by (Used in) Operating Activities	**2,565**	**(17,171)**
Net Cash Flows from (Used in) Operating Activities	**77,872**	**25,902**
Amounts received by disposal of Non-current Assets Held for Sale and Discontinued Operations	330,179	8,615
Amounts received by disappropriation Property, Plant and Equipment	276	304
Amounts received by disappropriation of Other Assets	-	646
Incorporation of property, plant and equipment	(38,429)	(17,361)
Payments to Acquire Investment Property	(1,944)	-
Payments to Acquire Intangible Assets	(358)	(467)
Payments to acquire subsidiaries, net of cash acquired	-	-
Payments to Acquire Associates	(4,500)	-
Payments to Other Financial Assets	(3,762)	-
Payments to Acquire Non-current assets and disposal groups Held for Sale and Discontinued Operatio	(4,907)	-
Net Cash Flows from (Used in) Investing Activities	**276,555**	**(8,263)**
Loans Borrowed	435,079	41,930
Loan payments	(489,256)	(51,052)
Interest payments as Financial Classifieds	-	-
Dividend payments to minority interests	(645)	(638)
Dividend payments by the entity that informs	(34,359)	(142,702)
Other Cash Flows from (Used in) Financing Activities	-	(728)
Other	-	-
Net Cash Flows from (Used in) Financing Activities	**(89,181)**	**(153,190)**
Increase (Decrease) Net cash and cash equivalents	**265,246**	**(135,551)**
Effects of Changes in Exchange Rates on Cash and Cash Equiv. to Cash	(38,105)	8,151
Net change in cash and cash equivalents	**227,141**	**(127,400)**
Cash and cash equivalents, cash flow statement, initial balance	14,618	241,759
Cash and cash equivalents, cash flow statement, Final Balance	**241,759**	**114,359**

1 Exchange rate on December 31 2009 US$1.00 = 507.1

1 Exchange rate on December 31 2008 US$1.00 = 636.45